SECURITI 04019486 ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23933

RECEIVED SEC MAIL PROCESSING SECTION 2004 WASH.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/03 (MM/DD/YY) AND ENDING 5/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKWELL DONALDSON & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 SW Alder Street Suite 810
(No. and Street)

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

Portland (City) Oregon (State) 97205-3670 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Blackwell 503/223-3633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th Avenue, Suite 105 (Address) King City (City), Oregon (State) 97224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Blackwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKWELL DONALDSON & COMPANY, as of May 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LAURAL L. LARSON
NOTARY PUBLIC-OREGON
COMMISSION NO. A376247
MY COMMISSION EXPIRES JANUARY 31, 2008

Signature

President
Title

Laural L. Larson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW 116th Avenue, Suite 105	King City,	Oregon	97224
[71]	[72]	[73]	[74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

BLACKWELL DONALDSON & COMPANY

Annual Audited Report

For The Years Ended May 31, 2004 and 2003

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

CONTENTS

PAGE

ANNUAL AUDITED REPORT
FORM X-17A-5, PART 111---------------------------------- 1-3

INDEPENDENT AUDITOR'S REPORT-------------------------------- 4

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION---------------------- 5

STATEMENTS OF INCOME------------------------------------ 6

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY---------- 7

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO
GENERAL CREDITORS------------------------------------ 8

STATEMENTS OF CASH FLOWS------------------------------- 9

NOTES TO FINANCIAL STATEMENTS-------------------------10-12

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL
INFORMATION---14

SCHEDULE 1 - COMPUTATION OF NET CAPITAL----------------15
SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET
CAPITAL-------------------------------------16

REPORT OF INDEPENDENT AUDITORS ON INTERNAL
ACCOUNTING CONTROL------------------------------------17-18

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Blackwell Donaldson & Company

We have audited the accompanying statements of financial condition of Blackwell Donaldson & Company as of May 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackwell Donaldson & Company as of May 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with SEC Rule 17a-5, we have also issued a report dated July 15, 2004 on required supplemental information and a report dated July 15, 2004 on our consideration of Blackwell Donaldson & Company's internal control structure.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

July 15, 2004

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

BLACKWELL DONALDSON & COMPANY
STATEMENTS OF FINANCIAL CONDITION
For the Years Ended May 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 53,768	$ 10,971
Deposit with clearing organization	28,301	28,456
Receivables from brokers and dealers	41,389	43,946
OTHER ASSETS		
Secured demand note receivable	30,000	30,000
Total Assets	$153,458	$113,373
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 46,155	$ 20,491
Liabilities subordinated to claims of general creditors	30,000	30,000
STOCKHOLDERS' EQUITY		
Common stock; no par value, 10,000 shares authorized, 1100 issued and outstanding (Note 9)	31,000	31,000
Additional paid in capital	145,916	145,916
Retained earnings	(99,613)	(114,034)
Total stockholders' equity	77,303	62,882
Total Liabilities and Stockholders' Equity	$153,458	$113,373

See accompanying notes and accountants' audit report.

BLACKWELL DONALDSON & COMPANY
STATEMENTS OF INCOME
For the Years Ended May 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 804,615	$ 390,239
Revenue from sale of investment company shares	33,433	23,156
Other	5,158	35,800
Interest and dividends	12	23
Total revenue	843,218	449,218
EXPENSES		
Commissions expense	449,752	129,351
Salary and benefits	120,508	108,578
Rent and parking	93,432	86,732
Quotation service	1,838	33,589
Regulatory fees	19,342	19,828
Taxes and licenses	3,565	102
Office supplies, printing and postage	74,946	34,101
Telephone	15,204	14,716
Professional services	45,006	6,962
Insurance	5,194	4,034
Total expenses	828,787	437,993
Income before income taxes	14,431	11,225
Income taxes	(10)	0
Net income	$ 14,421	$ 11,225

See accompanying notes and accountants' audit report.

BLACKWELL DONALDSON & COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended May 31, 2004 and 2003

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance at May 31, 2002	$31,000	$145,916	($125,259)
Net income			11,225
Balance at May 31, 2003	31,000	145,916	114,034
Net income			14,421
Balance at May 31, 2004	$31,000	$145,916	($99,613)

See accompanying notes and accountants' audit report.

BLACKWELL DONALDSON & COMPANY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
For the Years Ended May 31, 2004 and 2003

Balance at May 31, 2002	$30,000
Net change during year	0
Balance at May 31, 2003	30,000
Net change during year	0
Balance at May 31, 2004	$30,000

See accompanying notes.

BLACKWELL DONALDSON & COMPANY
STATEMENTS OF CASH FLOWS
For the Years Ended May 31, 2004 and 2003

	2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Revenues	$ 845,763	$ 424,708
Cash paid to suppliers and employees	(802,493)	(428,642)
Interest income	12	23
Income taxes paid	(485)	0
Net cash provided by (used in) operating activities	42,797	(3,911)
Net increase in cash and cash equivalents	42,797	(3,911)
Cash and cash equivalents at beginning of year	10,971	14,882
Cash and cash equivalents at end of year	$ 53,768	$ 10,971
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$ 14,421	$ 11,225
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in deposits with clearing organization	155	18
(Increase) Decrease in Receivables	2,557	(24,510)
Increase (Decrease) in accrued payables	25,664	9,356
Total adjustments	28,376	(15,136)
Net cash provided by operating activities	$ 42,797	($ 3,911)

DISCLOSURE OF ACCOUNTING POLICY:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks and cash in Broker Clearing Accounts.

See accompanying notes and accountants' audit report.

NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders brokerage services in securities principally on an agency basis to its customers who are fully introduced to another registered broker-dealer with its home office in Portland, Oregon. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash (note 2).

Receivables from brokers or dealers consist of commissions receivable outstanding less than 30 days and are considered fully collectible.

The Company is on the cash basis of accounting for federal and state income tax purposes and is on the accrual basis of accounting for financial reporting purposes.

Securities transactions and related commission revenue and expense are recorded on the settlement date basis.

Commission revenue in these financial statements are recorded net of clearing charges and costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH

The Company has a special cash account wherein customer checks written to the Company for mutual fund purchases are deposited. On the day of deposit, the Company writes a check to the respective mutual fund, net of any commissions earned on the transaction. At May 31, 2002, the balance of this account was $1,200., consisting of a minimum deposit maintained by the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has transactions with an affiliate owned by an officer and director. The company rents its Portland office space from an affiliate on a month-to-month basis. Total rent expense for the year ended May 31, 2004 and 2003, was $62,277 and $54,825 respectively.

NOTE 4 - INCOME TAXES

The Company has federal and state net operating loss carryforwards of approximately $77,567 to offset future taxable income. The tax benefits of these net operating losses will expire between 2009 and 2015. The excess of deferred tax benefits over deferred tax liabilities has not been entered into the financial statements.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times it "net capital" as those terms are defined by the rule. At May 31, 2004, the Company's net capital and required net capital were $107,303 and $50,000 respectively, and its ratio of aggregate indebtedness to net capital was .431 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of the net loss on the unsettled trade. At May 31, 2004, management of the Company had not been notified by the clearing broker-dealer nor were they otherwise aware of any potential losses relating to this indemnification.

The Company is a defendant in a lawsuit filed by one of its customers alleging various claims related to a purchase of common stock. The suit asks for actual and punitive damages totaling $720,000. The Company is a defendant in another lawsuit filed by one of its customers alleging various claims relating to "fraudulent solicitation and sale". The suit asks for recovery of economic damages in the amount of 10.5 million dollars. The Company believes both suits are completely without merit and intends to vigorously defend its position.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at May 31, 2004, are as listed below:

Liabilities pursuant to a secured demand note collateral agreement, non-interest bearing, due in full March 31, 2006	$30,000
Total	$30,000

A stockholder of the Company has pledged personal stock for a pre-approved subordinated loan agreement which qualifies as equity for inclusion in the computation of net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 8 - ACCRUED VACATION PAY

The Company has not accrued compensated absences because that amount cannot be reasonably estimated and is not material to these financial statements.

NOTE 9 - COMMON STOCK

During the fiscal year ending May 31, 1997, the Company created two classes of common stock. Class "A" stock are the voting shares while Class "B" stock has all rights as Class "A", but is nonvoting shares.

As of May 31, 2004 the allocations of stock classes are as follows:

Class "A": 5,000 authorized; No par value; 1,000 shares issued and outstanding
Class "B": 5,000 authorized; No par value; 100 shares issued and outstanding

NOTE 10 - CASH CONCENTRATION

The Company maintains cash balances at a financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the fiscal year, the balance exceeded the $100,000 limit. At May 31, 2004, the Company's uninsured cash balance was $-0-.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison
Duane G. Liebswager

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Blackwell Donaldson & Company

We have audited the accompanying financial statements of Blackwell Donaldson & Company as of and for the year ended May 31, 2004, and have issued our report thereon dated July 15, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

July 15, 2004

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

BLACKWELL DONALDSON & COMPANY
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
For Years Ended May 31, 2004 and 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

	2004	2003
Stockholders' equity from statement of financial condition	$ 77,303	$ 62,882
Additions:		
Subordinations allowable for net capital secured demand notes	30,000	30,000
Total capital and allowable subordinated liabilities	107,303	92,882
Non-allowable assets		
Other assets	0	0
Net Capital before haircuts	107,303	92,882
Haircuts		
Money markets	0	0
Net Capital	$107,303	$ 92,882
Computation of net capital requirement		
Minimum net capital required	$ 3,077	$ 1,366
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Excess net capital	$ 57,303	$ 42,882
Excess net capital at 1000%	$102,687	$ 90,833
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 46,155	$ 20,491
Total aggregate indebtedness	$ 46,155	$ 20,491
Ratio: Aggregate indebtedness to net capital	.431 to 1.	.221 to 1.

BLACKWELL DONALDSON & COMPANY
SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
For Years Ended May 31, 2004 and 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2004	2003
Net capital as of May 31, per unaudited report filed by respondent	$110,560	$ 92,882
Changes in accruals	(3,090)	0
Change in deposit at clearing	(167)	0
Net capital at May 31, as adjusted	$107,303	$ 92,882

AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of May 31, per unaudited report filed by respondent	$ 42,803	$ 20,435
Reclass of negative asset	262	56
Additional accruals	3,090	0
Total aggregate indebtedness as of May 31, as adjusted	$ 46,155	$ 20,491

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Blackwell Donaldson & Company
Portland, Oregon

In planning and performing our audit of the financial statements of Blackwell Donaldson & Company for the year ended May 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Blackwell Donaldson & Company that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e).

We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors of irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the Commissions' objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

July 15, 2004